Mail Stop 3561

February 5, 2007

<u>Via Fax & U.S. Mail</u>

Mr. James M. Follo
Senior Vice President and Chief Financial Officer
229 West 43rd Street
New York, New York 10036

      Re: **The New York Times Company**
              Form 10-K for the year ended December 25, 2005
              Filed February 23, 2006
              File No. 001-05837

Dear Mr. Follo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief